UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39693

Triterras, Inc.

(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza

Singapore 048619

(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

As previously disclosed, on December 21, 2020, a class action complaint (under the caption Ferraiori v. Triterras, Inc., et al., Case No. 7:20-cv-10795) was filed in the United States District Court of the Southern District of New York (the “Court”) against Triterras, Inc. (the “Company” or “Triterras”), Mr. Srinivas Koneru and Mr. Marat Rosenberg for alleged violations of U.S. federal securities laws. On July 1, 2021, an amended class action complaint was filed (under the caption Erlandson and Norris v. Triterras, Inc., et al., Case No. 7:20-cv-10795-CS) (the “Action”) against the Company, Mr. Srinivas Koneru, Mr. Marat Rosenberg, Netfin Acquisition Corp., Triterras Fintech Pte. Ltd., MVR Netfin LLC, Mr. Richard Maurer, Mr. Vadim Komissarov, Mr. Gerald Pascale, Mr. James H. Groh, Sr., Mr. Alvin Tan, Mr. John A. Galani, Mr. Matthew Richards, Ms. Vanessa Slowey and Mr. Kenneth Stratton. The amended class action complaint is based on alleged undisclosed facts and misrepresentations made by the above-named defendants from June 29, 2020 to January 14, 2021.

On April 27, 2022, the Company and other parties in the Action entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”), pursuant to which the Action shall be finally and fully settled, and dismissed with prejudice as to all settling parties, upon and subject to the terms and conditions of the Settlement Agreement. The settlement is not an admission of wrongdoing, fault or liability. Under the terms of the Settlement Agreement, which has been filed with the Court, the Company will pay $9 million, of which a portion will be covered by insurance. The Settlement Agreement is subject to approval by the Court and the fulfillment of other conditions set forth therein, all of which involve inherent risks and substantial uncertainties.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

Press Release.

On May 16, 2022, the Company issued a press release announcing the settlement discussed above. A copy of this press release is attached hereto as Exhibit 99.1.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to the settlement of the Action. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to approval of the settlement by the Court, as well as the risks and uncertainties set forth under “Risk Factors” in Triterras’ Form 20-F filed with the SEC on March 7, 2022 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based, except as otherwise required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: May 16, 2022	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Executive Chairman and
Chief Executive Officer

Exhibit No.	Description
10.1	Stipulation and Agreement of Settlement, dated April 27, 2022, by and among (i) John A. Erlandson and James Ian Norris, and (ii) Triterras, Inc., Netfin Acquisition Corp., Triterras Fintech Pte. Ltd., MVR Netfin LLC, Richard Maurer, Marat Rosenberg, Vadim Komissarov, Gerald Pascale, Srinivas Koneru, James H. Groh, Alvin Tan, John A. Galani, Matthew Richards, Vanessa Slowey, and Kenneth Stratton.
99.1	Press Release: Triterras Announces Settlement in Principle of Class Action Litigation, dated May 16, 2022.

3